1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

January 7, 2015

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Valerie J. Lithotomos

Re:	The Charles Schwab Family of Funds (File No. 811-05954) (the “Registrant”)

Dear Ms. Lithotomos:

This letter responds to comments of the U.S. Securities and Exchange Commission (“SEC”) staff on the preliminary proxy statement and form of proxy (“Proxy Materials”) filed on December 22, 2014 via the EDGAR system pursuant to Rule 14a-6 under the Securities Exchange Act of 1934. The Proxy Materials relate to a special meeting of shareholders (“Meeting”) to be held on March 20, 2015 for the purpose of asking shareholders of the Schwab New York AMT Tax-Free Money Fund, the Schwab New Jersey AMT Tax-Free Money Fund and the Schwab Massachusetts AMT Tax-Free Money Fund (together, the “Funds”) to approve (i) the replacement of each Fund’s fundamental investment policy adopted pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended, with a new fundamental investment policy, and (ii) the replacement of each Fund’s fundamental investment objective with a new non-fundamental investment objective. The SEC staff’s comments were provided by you to Stephen T. Cohen of Dechert LLP in a telephonic discussion on December 30, 2014.

Throughout this letter, capitalized terms have the same meaning as in the Proxy Materials, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

General

1.	Comment: In the “Questions and Answers” section, please update the answer to the question “Why am I being asked to approve a new fundamental investment policy?” for consistency with the discussion in the Proxy Statement to note that shareholder approval is being requested due to changes to the tax laws as well as market conditions, if applicable.

Response: The Registrant has updated the “Questions and Answers” section accordingly.

2.	Comment: Please highlight that, if Proposal 2 is approved, future changes to a Fund’s non-fundamental investment objective may be made by the Board without shareholder approval.

Response: The Registrant has updated the Proxy Statement accordingly.

3.	Comment: Please highlight that, if Proposal 2 is approved, shareholders would be provided with appropriate notice prior to any future changes to a Fund’s non-fundamental investment objective.

Response: The Registrant has updated the Proxy Statement accordingly.

4.	Comment: Please include standard Tandy representation language.

Response: The Registrant agrees to make the following representations:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the SEC staff comments or changes to disclosure in response to SEC staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

*        *        *

Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen

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